Origo Brands, Inc.
Balance Sheet
As of December 31, 2025   Accrual Basis

	Dec 31, 25	Dec 31, 24
ASSETS		
Current Assets		
Checking/Savings	833.05	35,441.29
Accounts Receivable	31,018.61	13,129.48
Other Current Assets		
12000 · Inventory	109,933.31	130,235.24
13000 · Prepaid Expenses	196.42	22.27
13100 · Other Receivables	1,061.75	1,000.00
Total Other Current Assets	111,191.48	131,257.51
Total Current Assets	143,043.14	179,828.28
Other Assets		
17000 · Intangible Assets	32,976.48	35,562.84
Total Other Assets	32,976.48	35,562.84
TOTAL ASSETS	176,019.62	215,391.12
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	8,229.33	33,832.16
Other Current Liabilities		
20100 · Accrued Expenses	9,168.18	7,192.28
20700 · Due To Affiliates	414,654.04	254,972.32
Total Other Current Liabilities	423,822.22	262,164.60
Total Current Liabilities	432,051.55	295,996.76
Total Liabilities	432,051.55	295,996.76
Equity		
30100 · Common Stock	110.16	110.16
30200 · Additional Paid-in-Capital	454,846.86	454,846.86
32000 · *Retained Earnings	-535,562.66	-298,634.31
Net Income	-175,426.29	-236,928.35
Total Equity	-256,031.93	-80,605.64
TOTAL LIABILITIES & EQUITY	176,019.62	215,391.12

Origo Brands, Inc.
Profit & Loss
January through December 2025   Accrual Basis

	Jan - Dec 25	Jan - Dec 24
Ordinary Income/Expense		
Income		
40000 · Revenue	215,332.38	190,078.88
Total Income	215,332.38	190,078.88
Cost of Goods Sold	189,579.65	133,654.90
Gross Profit	25,752.73	56,423.98
Expense	272,911.44	376,422.67
Net Ordinary Income	-247,158.71	-319,998.69
Other Income/Expense		
Other Income	68.78	2,574.68
Other Expense	-71,663.64	-80,495.66
Net Other Income	71,732.42	83,070.34
Net Income	**-175,426.29**	**-236,928.35**